Filed Pursuant to Rule 424(b)(3)
Registration No. 333-179521

MOODY NATIONAL REIT I, INC.
SUPPLEMENT NO. 3 DATED JULY 1, 2015

TO THE PROSPECTUS DATED APRIL 30, 2015

This document supplements, and should be read in conjunction with, our prospectus dated April 30, 2015, relating to our offering of up to $100,000,000 in shares of our common stock pursuant to our distribution reinvestment plan, as supplemented by Prospectus Supplement No. 1, dated April 30, 2015, and Prospectus Supplement No. 2, dated May 21, 2015. Terms used and not otherwise defined in this Supplement No. 3 have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 3 is to disclose our acquisition of a hotel property located in Nashville, Tennessee.

Acquisition of a Hotel Property

Property Acquisition

As previously disclosed, on April 24, 2015, we entered into a purchase agreement for the acquisition of a hotel property located in Nashville, Tennessee, commonly known as the Embassy Suites Nashville Vanderbilt University, or the “Embassy Suites Nashville,” from the current tenant-in-common owners of the Embassy Suites Nashville, or the “TIC Owners,” and an affiliate of our advisor (collectively, the “sellers”) for an aggregate purchase price of $66,300,000, excluding acquisition costs. Pursuant to the purchase agreement, the sellers were entitled to elect to receive cash and/or common partnership units, or “OP Units,” in our operating partnership. On June 16, 2015, we assigned all of our rights and interests in and to the purchase agreement to Moody National Broadway-Nashville Holding, LLC, our wholly-owned subsidiary, or “Moody Holding.”

On June 16, 2015, Moody Holding acquired fee simple title to the Embassy Suites Nashville from the sellers. Moody Holding paid an aggregate cash purchase of approximately $39.1 million to the sellers. In addition, eleven of the TIC Owners also received a total of approximately 726,820 OP Units, with an aggregate value of approximately $7.26 million (based on a per OP Unit price of $10.00). The 726,820 OP Units issued to the TIC Owners represent approximately 5.3% of the total issued and outstanding OP Units of our operating partnership. The OP Units were issued in a private transaction exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended. We financed the cash portion of the purchase price for the Embassy Suites Nashville with (1) a portion of the remaining proceeds from our public offering and (2) the proceeds of a mortgage loan secured by the Embassy Suites Nashville with an aggregate principal amount of $43,000,000, or the “property loan,” from Wells Fargo Bank National Association, or the “lender.” See “Financing” below for an additional discussion of the property loan. In connection with the acquisition of the Embassy Suites Nashville, our advisor earned an acquisition fee of $994,500 and a debt financing fee of $430,000.

Leasing and Management of Property

Moody Holding leases the Embassy Suites Nashville to Moody National Broadway-Nashville MT, LLC, an indirect, wholly-owned subsidiary of our operating partnership, or the “Master Tenant,” pursuant to a Hotel Lease between Moody Holding and Master Tenant. The Hotel Lease provides for a ten-year lease term, subject to a one-year extension in the event that the property loan is still in effect as of the end of the lease term; provided, however, that Moody Holding may terminate the Hotel Lease upon 45 days prior written notice to the Master Tenant in the event that Moody Holding contracts to sell the Embassy Suites Nashville to a non-affiliated entity, effective upon the consummation of such a sale of the Embassy Suites Nashville. Pursuant to the Hotel Lease, Master Tenant will pay an annual base rent of $6,500,000 per year for the first five years of the term of the Hotel Lease. The annual base rent paid by Master Tenant will be adjusted as set forth in the Hotel Lease beginning in year six of the lease term. In addition, Master Tenant will pay an annual percentage rent, to the extent that such percentage rent is greater than the base rent due for such period, in an amount equal to (1) a fixed percentage of the Embassy Suites Nashville’s gross revenues for the previous year (as set forth in the Hotel Lease), minus (2) the amount of the annual base rent paid for the previous year. The annual percentage rent will be adjusted as set forth in the Hotel Lease beginning in year six of the lease term.

The Master Tenant is party to a Franchise Agreement with Hilton Franchise Holding LLC, or “Hilton,” pursuant to which Hilton has granted Master Tenant a limited, non-exclusive license to establish and operate the Embassy Suites Nashville using the “Embassy Suites” name and brand and certain other proprietary marks and systems. The Franchise Agreement has a twenty-year term. Pursuant to the Franchise Agreement, the Master Tenant pays Hilton a monthly program fee equal to 4.0% of the Embassy Suites Nashville’s gross room revenues (as defined in the Franchise Agreement) and a monthly royalty fee equal to 5.5% of the Embassy Suites Nashville’s gross room revenues.

Moody National Hospitality Management, LLC, an affiliate of the Company, or the “Property Manager,” manages the Embassy Suites Nashville pursuant to a Hotel Management Agreement between Property Manager and Master Tenant, or the “Management Agreement.” Pursuant to the Management Agreement, the Master Tenant pays the Property Manager a monthly base management fee in an amount equal to 3.0% of the Embassy Suites Nashville’s gross operating revenues (as defined in the Management Agreement) for the previous month. Each month during the term of the Management Agreement and for one month following the termination of the Management Agreement, the Property Manager will also receive a $2,500 fee for providing centralized accounting services, which accounting services fee will be subject to annual increases based upon increases in the consumer price index. In addition, the Property Manager will receive a monthly revenue management services fee of $1,200. The Property Manager will also be eligible to receive additional fees for technical, procurement or other services provided by the Property Manager at the request of the Master Tenant. The Management Agreement has an initial ten-year term, and thereafter will automatically renew for four consecutive five-year terms unless Property Manager or Master Tenant provides written notice of termination at least 180 days prior to the end of the then-current term. Master Tenant may terminate the Management Agreement upon (1) a material breach, default, or noncompliance by Property Manager under the Management Agreement, (2) the operation of the Embassy Suites Nashville by the Property Manager in such a manner as to cause Embassy Suites to require the removal of the Property Manager as the operator of the Embassy Suites Nashville or to give notice to the Master Tenant of its intent to terminate the Franchise Agreement, or (3) the Property Manager’s bankruptcy, dissolution, insolvency or liquidation or general assignment for the benefit of creditors, subject to cure provisions as described in the Management Agreement. In the event that Master Tenant terminates the Management Agreement for any reason other than Property Manager’s default or bankruptcy, the Master Tenant will pay the Property Manager a termination fee equal to the base management fee estimated to be earned by Property Manager for the remaining term of the Management Agreement, as adjusted for inflation and other factors. Notwithstanding the foregoing, so long as the property loan remains outstanding, the Master Tenant may terminate the Management Agreement at any time upon 30 days prior notice with or without cause, and no termination fee will be paid in connection with such termination.

Financing

In connection with the acquisition of the Embassy Suites Nashville, Moody Holding borrowed $43,000,000 from the lender pursuant to the property loan. The property loan is evidenced by a promissory note issued pursuant to a loan agreement.

The entire unpaid principal balance of the property loan and all accrued and unpaid interest thereon and all other amounts due under the property loan are due and payable in full on July 11, 2025. Interest on the outstanding principal balance of the property loan accrues at a fixed per annum rate equal to 4.21%. In the event that, and so long as, any event of default has occurred and is continuing under the property loan, the outstanding principal balance of the property loan and any unpaid interest thereon will bear interest at a per annum rate equal to the lesser of (1) the highest interest rate permitted by applicable law and (2) 9.21%. In addition, in the event that any principal, interest or any other amount due under the property loan is not paid when due, Moody Holding will pay upon demand by the lender a late charge in an amount equal to the lesser of (1) 5.0% of the amount of the overdue payment and (2) the maximum amount payable pursuant to applicable law. Moody Holding may, upon at least 30 days prior written notice to the lender, prepay the outstanding principle balance, plus all accrued interest and other amounts due, in full (but not in part) without payment of any penalty or premium on any business day following the date that is three months prior to the maturity date of the property loan. Any other voluntary prepayment of the property loan will be subject to a prepayment penalty calculated in accordance with the loan agreement.

The performance of the obligations of Moody Holding under the property loan are secured by, among other things, a security interest in the Embassy Suites Nashville and other collateral granted to lender pursuant to a Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing.

Pursuant to a Guarantee of Recourse Obligations, we have agreed to irrevocably and unconditionally guarantee the prompt and unconditional payment to the lender and its successors and assigns of all obligations and liabilities of Moody Holding for which Moody Holding may be personally liable pursuant to the loan agreement.

Pursuant to an Environmental Indemnity Agreement, we and Moody Holding (collectively, the “indemnitors”) have agreed to jointly and severally indemnify and hold harmless the lender and its officers, directors, employees and agents, from and against any losses, damages, costs, claims, suits or other liabilities of any nature that the lender may suffer or incur as a result of, among other things, (1) any presence of any hazardous substances at the Embassy Suites Nashville or release of hazardous substances from the Embassy Suites Nashville, (2) any activity by the indemnitors or their respective affiliates or any tenant or occupant of the Embassy Suites Nashville in connection with any treatment, storage, release, removal, handling, transfer or transportation to or from the Embassy Suites Nashville of any hazardous substances, (3) any non-compliance or violations of any environmental laws or permits in connection with the Embassy Suites Nashville or its operations, and (4) any breach by the indemntitors of any representation, warranty, covenant or other obligation relating to environmental laws or hazardous substances under the Environmental Indemnity Agreement or any other loan document.

Property Description

The Embassy Suites Nashville is a 208 room, select-service all suites hotel facility built in 2001 situated on a 1.24 acre site in Nashville, Tennessee. Located just three blocks away from the Vanderbilt University campus and Medical Center, the Embassy Suites Nashville is well positioned in the West End-Midtown district, less than two miles from downtown Nashville. In 2014, Nashville was ranked by Forbes as the #7 U.S. city in job growth and is a center for health care, banking, and transportation industries.

The Embassy Suites Nashville faces competition from other hotel properties in the Nashville market.

Management believes that the Embassy Suites Nashville is adequately insured for its intended purposes and has no plans for material renovations or capital improvements at the Embassy Suites Nashville.